Exhibit 4.25

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 20, 2013

EXECUTION COPY

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 20, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), RDA Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a majority-owned, indirect, subsidiary of Parent (“Merger Sub”) and RDA Microelectronics, Inc., an exempted company incorporated under the Laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of November 11, 2013 (the “Merger Agreement”), upon the terms and subject to the conditions of which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a majority owned Subsidiary of Parent as a result of the Merger;

WHEREAS, Section 10.7 of the Merger Agreement provides that the Merger Agreement may be amended by an instrument in writing signed by the parties to the Merger Agreement at any time prior to the Effective Time;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Amendment and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Amendment, and Parent, as the sole shareholder of Merger Sub, has approved this Amendment in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the PRC State Council issued on December 2, 2013 the Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号), Article 13 of which changed the approval requirements for overseas investments by PRC companies; and

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that it is fair to and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Amendment; (ii) approved the execution, delivery and performance by the Company of this Amendment and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger and (iii) resolved to recommend the approval and authorization of the Merger Agreement, as amended by this Amendment, the Plan of Merger and the Transactions by the shareholders of the Company.

NOW, THEREFORE, the parties hereto agree to amend the Merger Agreement as follows:

1. Definitions.

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meaning ascribed thereto under the Merger Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Merger Agreement shall, from and after the execution of this Amendment, refer to the Merger Agreement as amended by this Amendment.

2. Amendments to Merger Agreement.

(a) Section 5.4(b)(iv)(A) of the Merger Agreement shall be amended and restated as follows: “Completion of NDRC Process and the approvals of MOFCOM, if required, with respect to the consummation of the Transactions by Parent and Merger Sub;”.

(b) Section 7.2(a) of the Merger Agreement shall be amended and restated as follows:

“(a) The Company shall take all actions necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and authorizing this Agreement and the Plan of Merger (the “Shareholders Meeting”) as soon as reasonably practicable following the date of this Agreement. Without limiting the generality of the foregoing, the Company in any event shall hold the Shareholders Meeting within thirty (30) Business Days of the filing of the Proxy Statement with the SEC (and within twenty-five (25) Business Days following the distribution of the Proxy Statement to the Company’s shareholders), unless the SEC or any other Governmental Entity of competent jurisdiction shall have taken any action or issued any Order that prohibits the Company from delivering the Proxy Statement to its shareholders or holding the Shareholders Meeting. Without the consent of Parent, approving and authorizing this Agreement and Plan of Merger are the only actions that shall be proposed to be acted upon by the Company shareholders at the Shareholders Meeting. The Company shall include in the Proxy Statement the Company Recommendation (subject to Section 7.5(e)) and use its reasonable best efforts to obtain the Company Requisite Vote. The Company shall not adjourn or otherwise postpone or delay the Shareholders Meeting, except with the prior consent of Parent. Notwithstanding the foregoing, the Company shall be permitted to, adjourn, delay or postpone the Shareholders Meeting (but not beyond the Termination Date) if (1) in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such adjournment, delay or postponement would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable Law, (2) such adjournment, delay or postponement is desirable to obtain the Company Requisite Vote or (3) such adjournment, delay or postponement is for the purpose of allowing reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is required by applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting; provided, that all such postponements or delays, collectively, shall not be for more than ten (10) Business Days in the aggregate. If the date of the Shareholders Meeting or the matters to be considered for approval at the Shareholders Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under Section 54A of the Company M&A.”

(c) Section 7.7(b) of the Merger Agreement shall be amended and restated as follows:

“(b) In furtherance and not in limitation of the provisions of Section 7.7(a), each of the parties hereto, as applicable, agrees to, if required, prepare and file as promptly as practicable, and in any event by no later than the later of (A) March 31, 2014 and (B) the date that is two (2) months after the day on which the NDRC Implementation Rules are announced and effective, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other required filing under any Antitrust Laws as reasonably determined by Parent.

(d) Section 9.2(a) of the Merger Agreement shall be amended and restated as follows:

“the Merger shall not have been consummated on or before the date (such date, the “Original Termination Date” and, as it may be extended pursuant to the provisions hereof, the “Termination Date”) that is the later of (A) April 30, 2014 and (B) the date that is three (3) months after the day on which the NDRC Implementation Rules are announced and effective; provided that the Company may, in its sole discretion, extend the Original Termination Date for up to two periods (the “Company Extended Term”), each not exceeding two (2) months, if the Required Approvals have not been obtained, and any Company Extended Term shall be deemed as “Go-Shop Period” as such term is used herein for all purposes; provided further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 9.2(a) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of the failure of the Merger to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of this Agreement;”

(e) Section 9.3(e) of the Merger Agreement shall be amended and restated as follows:

“(e) if Parent shall not have either (i) obtained a confirmation letter or its equivalent from NDRC with respect to the Merger or any successor document thereto that is reasonably satisfactory to the Company or (ii) completed the required registration of the Merger with NDRC under the PRC State Council Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号) and any implementation rules thereof (the “NDRC Implementation Rules”) (the actions in either (i) or (ii), “Completion of NDRC Process”) in all material respects by the later of (A) February 28, 2014 and (B) the date that is sixty (60) days after the day on which the NDRC Implementation Rules are announced and effective (the “NDRC Process Deadline”), other than as a result of a breach by the Company of the terms hereof, provided that the parties hereto may agree to reasonable extension(s) of the NDRC Process Deadline in writing, which agreements shall not be unreasonably withheld. Notwithstanding the foregoing, any such extension will not exceed the Termination Date.”

(f) The references to definition of “NDRC Pre-Clearance” shall be deleted from Section 1(b).

(g) The following paragraphs shall be inserted into appropriate places of Section 1(b):

Completion of NDRC Process	Section 9.3(e)
NDRC Implementation Rules	Section 9.3(e)
NDRC Process Deadline	Section 9.3(e)

3. Covenants with Respect to the Parent Escrow Agreement. The Company hereby covenants and agrees not to, and that it will cause RDA Microelectronics (Shanghai) Co., Ltd. not to, submit a confirmation or request for disbursement or release of any of the Parent Escrow Funds (as defined in the Parent Escrow Agreement (defined below)) pursuant to Section 4.2 of the Parent Termination Fee Escrow Agreement (the “Parent Escrow Agreement”) unless the Company is entitled to payment of the Parent Termination Fee pursuant to Section 9.5(e)(ii) of the Merger Agreement, taking into account the amendments to Section 9.3(e) set forth herein. Further, the Company and Parent covenant and agree to use their commercially reasonable best efforts to amend the Parent Escrow Agreement as soon as reasonably practicable after the date hereof to conform the Parent Escrow Agreement with the changes to the Merger Agreement set forth herein.

4. Miscellaneous.

(a) No Further Amendment. The parties hereto agree that all other provisions of the Merger Agreement shall, subject to the amendment in Section 2 of this Amendment, continue unamended, in full force and effect and constitute legal and binding obligations on the parties hereto. This Amendment forms an integral and inseparable part of the Merger Agreement.

(b) Representations and Warranties of the Company. The Company represents and warrants that (i) it has all necessary corporate power and authority to execute and deliver this Amendment and, subject to receipt of the Company Requisite Vote, to perform its obligations hereunder; (ii) the execution, delivery and performance of this Amendment by the Company have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment; (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law); and (iv) the Company Board, at a duly called and held meeting at which all directors were present, has (A) approved and declared advisable this Amendment and the transactions contemplated by the Merger Agreement, as amended by this Amendment; and (B) recommended that the shareholders of the Company approve and authorize the Merger Agreement, as amended by this Amendment, and the Plan of Merger.

(c) Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant that (i) each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment and to perform its respective obligations hereunder; (ii) the execution, delivery and performance of this Amendment by each of Parent and Merger Sub have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholders of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or to perform their respective obligations hereunder; (iii) this Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at Law).

(d) Other Miscellaneous Terms. The provisions of Article X (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tsinghua Unigroup Ltd.
By:	/s/ WEIGUO ZHAO
Name:	Weiguo Zhao
Title:	Chairman
RDA Acquisition Limited
By:	/s/ RONG CHEN
Name:	Rong Chen
Title:	Director
RDA Microelectronics, Inc.
By:	/s/ SHUN LAM STEVEN TANG
Name:	Shun Lam Steven Tang
Title:	Chairman

[Signature Page to Amendment to the Agreement and Plan of Merger]